UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(AMENDMENT NO. ___)*

Envision Solar International, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

294 13Q 102
(CUSIP Number)

March 26, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 7 Pages

CUSIP No. 294 13Q 102	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,760,295
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,760,295
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,760,295
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 294 13Q 102	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Strategies LLC, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,760,295
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,760,295
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,760,295
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 294 13Q 102	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Winters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,760,295
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,760,295
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,760,295
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 294 13Q 102	13G	Page 5 of 7 Pages

Item 1(a).	Name of Issuer: Envision Solar International, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 7675 Dagget Street, Suite 150 San Diego, California 92111

Item 2(a).
Name of Persons Filing:

Gemini Master Fund, Ltd,
Gemini Strategies LLC, Inc.
Steven Winters

All of the securities covered by this report are owned directly by Gemini Master Fund, Ltd.  Gemini Strategies LLC, Inc. is the investment manager of Gemini Master Fund, Ltd., and Steven Winters is the president of Gemini Strategies LLC, Inc.  As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that either Gemini Strategies LLC, Inc. or Steven Winters is the beneficial owner of any of the securities covered by this statement, and each of Gemini Strategies LLC, Inc. and Steven Winters expressly disclaims any equitable or beneficial ownership of such securities.

Item 2(b).	Address of Principal Business Office or, if none, Residence: Address for all filers: c/o Gemini Strategies LLC, Inc., 619 South Vulcan Ave., Suite 203, Encinitas, CA 92024

Item 2(c).
Citizenship:

Gemini Master Fund, Ltd. was organized under the laws of the Cayman Islands.
Gemini Strategies LLC, Inc. was formed under the laws of the State of Nevada.
Steven Winters is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value

Item 2(e).	CUSIP Number: 294 13Q 102

Item 3.	If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.	Ownership:

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 7,760,295* shares of Common Stock as of April 4, 2014

(b)	Percent of Class: 9.9%*

The Reporting Persons’ beneficial ownership of 7,760,295* shares of Common Stock constitutes 9.9%* of all the outstanding shares of Common Stock, based upon 71,702,942 shares of Common Stock outstanding as of December 31, 2013, as reported by the Issuer in its most recent Form 10-K, plus 4,701,076 shares of Common Stock recently issued to Gemini Master Fund, Ltd. (“Gemini”) upon conversion of principal and interest under the Note (as defined below) and 1,982,800 shares issuable upon conversion of the Note and exercise of the Warrants (as defined below).

CUSIP No. 294 13Q 102	13G	Page 6 of 7 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 7,760,295*

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 7,760,295*

*Subject to the Ownership Limitation (defined below), the Reporting Persons may be deemed to beneficially own a total of 16,714,109 shares of Common Stock, consisting of (i) 5,777,495 shares of Common Stock (“Shares”) held by Gemini, (ii) 5,708,836 shares of Common Stock issuable upon conversion of a Third Amended and Restated Secured Bridge Note (“Note”) issued to Gemini in the principal amount of $856,325.45 (assuming no interest accrual and a conversion price of $0.15), (iii) 1,500,000 shares of Common Stock issuable upon exercise of a Warrant issued to Gemini in connection with an extension of the Note and 3,727,778 shares of Common Stock issuable upon exercise of a Warrant issued to Gemini in connection with a recent conversion of the Note (collectively, the “Warrants”).

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Note is convertible is limited, pursuant to the terms of such instrument, to that number of shares of Common Stock which would result in the Reporting Persons having beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause any Reporting Person's beneficial ownership to exceed the Ownership Limitation.  Therefore, in accordance with the Ownership Limitation, based upon 76,404,018 shares of Common Stock outstanding, each of the Reporting Persons beneficially owns 7,760,295 shares of Common Stock and disclaims beneficial ownership of 14,731,309 shares of Common Stock.

In addition, as permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Gemini Strategies LLC, Inc., in its capacity as investment manager for Gemini, is the beneficial owner of the Shares, the Note or Warrants, or that Steven Winters, in his capacity as president or principal of Gemini Strategies LLC, Inc., is the beneficial owner of the Shares, the Note or Warrants.  Each of Gemini Strategies LLC, Inc. and Steven Winters expressly disclaims any equitable or beneficial ownership of the Shares, the Note and Warrants.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company of Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

CUSIP No. 294 13Q 102	13G	Page 7 of 7 Pages

Item 10.	Certification:

By signing below the undersigned certify that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 4, 2014

GEMINI MASTER FUND, LTD.

By:	GEMINI STRATEGIES LLC, INC., as investment manager

By:	/s/ Steven Winters
Name: Steven Winters
Title: President

GEMINI STRATEGIES LLC, INC.

By:	/s/ Steven Winters
Name: Steven Winters
Title: President

/s/ Steven Winters
Steven Winters

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (see 18 U.S.C. 1001).